March 28, 2025

Lei Huang
Chief Executive Officer
Denali Capital Acquisition Corp.
437 Madison Avenue, 27th Floor
New York, NY 10022

       Re: Denali Capital Acquisition Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed March 20, 2025
           File No. 001-41351
Dear Lei Huang:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Michael Blankenship, Esq.